SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

EPICOR SOFTWARE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

L. George Klaus

Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, California

(949) 585-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Epicor Software Corporation 18200 Von Karman Avenue, Suite 1000 Irvine, California (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Epicor Apax Acquisition Announcement

April 4, 2011

Good morning,

By now you should all be aware of this morning’s announcement that Epicor has entered into a definitive agreement to be acquired by Apax Partners. While this transaction is not closed as it requires shareholder approval, I wanted to speak to all of you personally about the announcement and the significant opportunity I believe it creates for all of us.

As most of you are aware, one of the goals that we established for Epicor was to grow the company to $1B in revenue by 2014. We set this goal because we know that scale and size are important in business, particularly when companies are deciding on a partner for their mission critical business systems. And while our goal was aggressive, to-date we have executed exactly to our plan. At the same time, we have continued to look for opportunities to grow faster and reach our goal sooner.

Well, I’m very excited to say we found the opportunity to do that. Or rather it found us.

While we remained confident in our independent future, Apax, a premier investment institution saw the value of the company as a platform for growth and market leadership. Apax is one of the leading private equity investment firms in the world with over $40B in funds under management and has a strong, successful track record of technology investment.

Certainly, on its own, going private with a firm as prestigious as Apax could help us grow faster. Not only is there the opportunity to access additional investment capital to accelerate key initiatives or possibly acquisitions, but it also removes the significant overhead and distraction that goes with being public – allowing us to focus on long term

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success, not quarterly analyst expectations. The proposed transaction represents solid value to our current shareholders and positions Epicor for continued growth.

But even more exciting is that Apax also announced today that it has entered into an agreement to acquire Activant Solutions, a leader in business management software for small and midsized retail and wholesale distributors. You may not be familiar with privately held Activant, but they are a significant player in ERP with revenues of $370M last year.

Why this is so compelling is that Apax has indicated that it intends to merge Activant into Epicor to create one of the largest global providers of enterprise applications focused on the manufacturing, distribution, services and retail sectors. On completion of the proposed merger, the combined company would exceed 30,000 customers and $825 million in annual revenues.

The name of the new combined company? Epicor Software Corporation.

Now, it is critical to understand that while both companies’ Boards unanimously support the transaction, there is no certainty that it will be closed. As a public company, we have a fiduciary duty to our shareholders to solicit superior proposals from other parties for a period of 30 days. Further, due to stringent rules that apply to the acquisition of any public company and because the acquisition is subject to antitrust review and other regulatory approvals, we are very limited in terms of what we can say regarding specific strategies for the combined company.

What this means is that until the transaction has been completed which is currently expected in the 2nd quarter, regulations limit how Epicor, Apax and Activant can interact and communicate, including discussing forward product strategy, structure, organization and management.

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Through closing, both Epicor and Activant must absolutely continue to operate independently, doing business as usual.

However, what I can tell you is that the combination of Epicor and Activant is very exciting. Activant has built a tremendous reputation through its industry-specific focus and vertical expertise in wholesale distribution and hard goods retailing. Like Epicor, Activant puts its customers first and has an excellent reputation for their industry expertise, products and high levels of service and support. There is very little overlap of the markets we serve given Activant’s focus on verticals such as the automotive aftermarket, electrical, hardware and plumbing, lumber and building materials. As a combined company, Epicor and Activant would have the resources, products and financial backing to establish a true, global leadership position in enterprise software applications from manufacturing to distribution and retail.

Clearly, Apax shares our vision for growth and for the strategic importance of technology in business today. They have a long-term view for their investments and understand that success will be based on profitable growth and delivering customer value. The proposed transaction not only offers a solid return to our current shareholders, it is a clear endorsement of our vision and strategy and going forward, can position Epicor’s customers, products and employees at the foundation of a new, great company.

During the next several weeks, we will be continuing to take the required steps towards finalizing the acquisition. In addition to the all-employee email you should have received this morning, there will be a link available on Epicnet to an Employee FAQ that will provide you with additional information – including more on Apax and Activant. We will continue to update this FAQ as we move through the process. I will also be reaching out via email today to all of our customers to follow up on the press release and announcement with them personally.

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Undoubtedly, there will be a lot of questions, rumors and speculation. Certainly competitors and even some media and analysts will be creating their own spin around the future of Epicor. I can’t stress how important it is to not be distracted by this “noise”. Moreover, many of you may be contacted by people outside the company to get your views, impressions, thoughts or other information about the transaction.

I cannot stress how important it is that you refrain from responding to these queries, no matter how innocent they may seem with any speculation, opinion, or information beyond what has been distributed in the press release. Given the stringent regulatory process we must follow, any outside request for information you receive should be directed immediately to either John Hiraoka, Damon Wright or John Ireland.

Going forward, the best thing you can do is focus and continue to do your job as you always have. Until the transaction closes, nothing has changed. It must be business as usual which means continuing to deliver on all of our commitments and providing our customers, partners and prospects the responsiveness, quality, service and support that they expect and deserve.

I understand the uncertainty around this type of announcement may cause some concern, but I want to remind you that Apax has indicated that they are acquiring Epicor as a platform for growth. They sought us out because of our success and growth – and they are paying a premium to our shareholders to acquire it. Clearly our brand, customers, products and technologies are very important in this deal, but unquestionably, our employees are one of the key assets Apax is investing in with Epicor.

In closing, I am extremely excited about the incredible opportunity this proposed acquisition and merger creates for all of our employees and customers. I truly appreciate the dedication and commitment of each and every one of our employees, and I look forward to your continued support as we embark together on this exciting new opportunity.

Thank you.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Epicor Software Corporation described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Epicor Software Corporation pursuant to the tender offer by Eagle Parent, Inc. (an affiliate of Apax Partners) or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Eagle Parent, Inc. and Eagle Merger Sub, Inc., a wholly owned subsidiary of Eagle Parent. In addition, Epicor Software Corporation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Epicor Software Corporation’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Eagle Parent’s tender offer because they contain important information, including the terms and conditions of the offer.

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Epicor by Eagle Parent. In connection with the proposed acquisition, Epicor intends to file relevant materials with the SEC, including Epicor’s proxy statement in preliminary and definitive form. Epicor stockholders are strongly advised to read all relevant documents filed with the SEC, including Epicor’s definitive proxy statement, because they will contain important information about the proposed transaction.

Epicor Software Corporation’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from Epicor’s Investor Relations Department at (949) 585-EPIC or dswright@epicor.com.

Participants in the Solicitation

Epicor and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Epicor common stock in respect of the proposed transaction. Information about the directors and executive officers of Epicor is set forth in the proxy statement for Epicor’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2010. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement regarding the acquisition when it becomes available.

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